PI INTERNATIONAL, INC. 2007 Annual Report



"IT WAS A YEAR OF CONTINUING PROFITABLE GROWTH..."



To Our Stockholders:

"We're everywhere you want us to be." At CPI International (CPI), that statement is not just a marketing slogan, it is a firm commitment to our customers and partners.

Wherever our customers are located, CPI has local sales and service organizations to support them. We have more than 130 direct sales, marketing and technical support representatives in offices throughout North America, Europe, India, Singapore, China and Australia. In addition, we employ the services of more than 55 external sales organizations to serve our customers in South America, Southeast Asia, the Middle East, Africa and Eastern Europe. In fiscal 2007, 40 percent of our sales were to customers outside the U.S.

Whether providing products and services to commercial or government end users, CPI has immeasurable experience across a wide range of commercial and defense applications. Our predecessor company, Varian Associates, Inc., pioneered a number of revolutionary technologies and developed ground-breaking products for a number of industries. Over the past six decades, we have continued to innovate and develop higher-power, higher-efficiency, broader-bandwidth and higher-frequency products for commercial and defense applications. In fiscal 2007, our sales were almost evenly split between commercial and government customers.

CPI has products to address customers' needs in a variety of industries, namely the radar, electronic countermeasure, medical, communications, industrial and scientific markets. We have an extensive portfolio of more than 4,500 products, including microwave and power grid vacuum electron devices, satellite communications amplifiers, radar and electronic countermeasure subsystems, specialized antenna subsystems, solid-state integrated microwave assemblies, medical x-ray generators and control systems, modulators and transmitters and various electronic power supply and control equipment and devices. In fiscal 2007, we were the sole provider on 60 percent of our sales, and nearly half of our sales were for spare or repair products to support our broad and growing base of customers.

CPI is connected in multiple ways to the everyday activities of people around the world. When a patient goes in for x-rays or an MRI, or a cancer sufferer receives radiation treatment, CPI is there. When a family gathers to watch a football game on satellite TV or listen to it

SALES
(Dollars in Millions)


251.2
265.4
282.2
320.7
339.7
351.1
02
03
04
05
06
07

Merger-related Expenses
Operating Income

Operating income in fiscal years 2004 and 2005 includes $25.7 million and $5.3 million, respectively, in non-cash or non-recurring expenses related to our January 2004 acquisition of our predecessor and our October 2004 acquisition of Econco Broadcast Service, Inc. (which is now our Econco Division). These non-cash or non-recurring expenses include acquisition-related inventory write-up, merger expenses, acquired in-process research and development and amortization of acquisition-related intangible assets that are in excess of the annually recurring $2.2 million that we have recognized since the merger. We believe that adding these non-recurring merger-related expenses, as shown on this graph for fiscal years 2004 and 2005, better reflects the ongoing performance of our operating income.

OPERATING INCOME
(Dollars in Millions)


14.3
41.2
46.5
20.8
48.4
50.1
61.5
02
03
04
05
06
07

on satellite radio, or when a soldier uses satellite communications to report field conditions, CPI is there. When a commercial pilot changes course to avoid turbulence, when a military pilot deploys a decoy to draw a missile away from his plane, or when a naval officer monitors his ship's radar, CPI is there. And when an engineer tests the latest car design for electromagnetic interference, or when a physicist uses a particle accelerator to investigate the origins of the universe, CPI is there.

Fiscal year 2007 was a period of stability and continued earnings growth for CPI. We made great strides in a number of areas. Once again, we generated record sales and operating income. We took advantage of our strong credit position to successfully refinance our debt. In addition, we made a strategic acquisition that expanded our product offerings.

In fiscal 2007, we grew our sales to a record high of $351.1 million. This was our fifth consecutive year of increased sales, and CPI has enjoyed a compound annual growth rate of approximately seven percent since fiscal 2002, when the current management team was put in place. Furthermore, we increased our fiscal 2007 operating income 23 percent over the previous year to a record $61.5 million. Since fiscal 2002, we've grown our operating income by an approximately 34 percent compound annual growth rate. We believe that we lead our industry in profitability, and we intend to maintain our level of profitability in the coming years. In addition, we expect to continue to increase our sales by approximately four to six percent per year over the long term.

We have implemented a number of initiatives throughout our six operating divisions to continue to reduce our costs and retain our position as an industry-leading provider of critical enabling technologies for defense and commercial applications. These initiatives include continuing to execute lean manufacturing efforts to reduce our production and support costs while maintaining our production rates; focusing significant attention on increasing the performance of our suppliers, while decreasing the costs of purchasing raw materials and components; implementing environmental sustainability programs and supporting local "green" projects; and employing other operational excellence initiatives. In fiscal 2007, savings realized from a number of these initiatives, as well as from the recent integration of our Eimac operations into our Microwave Power Products Division, contributed to our earnings growth.

Thanks, in part, to these initiatives, as well as higher sales volume and sales of products with higher margins, our fiscal 2007 net income increased 31 percent over fiscal 2006. We generated $22.5 million in net income, or $1.27 per share on a diluted basis, in fiscal 2007, despite increased headwind caused by changes in the U.S. dollar to Canadian dollar exchange rate. Two of our divisions are located in Ontario, Canada. As a result of the weakening of the U.S. dollar and an increase in our average effective exchange rate, our Canadian dollar denominated expenses increased $2.6 million in fiscal 2007. We will continue to employ a rolling hedge to partially protect us from further changes in the exchange rate and continue to be mindful of this exchange rate impact as we manage our operations for profitable growth.

This summer, we successfully refinanced our debt, a move that, going forward, we expect will save us approximately $2 million annually in interest expenses. We replaced our prior $130 million credit facility with a $160 million amended and restated credit facility. We used the net proceeds from the debt refinancing to repurchase and redeem $58 million in principal amount of our floating rate senior notes. We believe that this debt refinancing will have a long-term positive impact on CPI's capital structure. We are comfortable in our ability to service our current debt levels, and continuing to pay down debt remains a priority for us.

In August, we completed the acquisition of Malibu Research Associates, Inc., a leader in the design, manufacture and integration of advanced antenna systems for radar, radar simulators and telemetry systems. Due to our ability to continue to generate solid cash flow, we were able to fund the approximately $22 million initial closing payment using cash on hand. The addition of the new Malibu Division to the CPI family expands our radar, electronic countermeasure and communications product offerings, and enables us to deepen and strengthen our relationships with the major aerospace and defense contractors and government agencies that we share as customers. The Malibu Division is known for its innovative technology, and it is working on a number of cutting-edge programs such as advanced antenna solutions for the airborne and ground nodes of the tactical common data link (TCDL) for various platforms, including unmanned aerial vehicles. We believe the marriage of the Malibu Division's advanced technology with CPI's proven production capabilities and worldwide marketing and distribution channels is an excellent fit and will be very beneficial to our customers. We expect the earnings impact of this acquisition to be neutral to slightly accretive in fiscal 2008, after taking into account the impact of purchase accounting.

In fiscal 2007, CPI's market-leading products continued to be used throughout the world, and even up in space. In the spring, we were awarded design modifications and production contracts from Japan's National Institute of Information and Communications Technology (NICT) for our 94 gigahertz Extended Interaction Klystron (EIK), which will act as the enabling technology for the satellite-installed, cloud-profiling radar for the Earth Clouds, Aerosols and Radiation Explorer (EarthCARE). We previously had provided the EIK on board NASA's CloudSat, an Earth Observation satellite that was launched in April 2006.

We were awarded numerous defense awards throughout the year, including contracts to support the TPS-75 radar system, the ALE-50 airborne towed decoy system and the NULKA shipboard decoy system. In addition, we won our first significant program award in our emerging military communications market. In the autumn, CPI was selected to be the sole supplier of Ku-band high-power satellite communications amplifiers to support General Dynamics' specialized satellite communications earth terminals for Increment One of the Warfighter Information Network-Tactical (WIN-T) program. This U.S. Army program seeks to develop and field a mobile tactical network consisting of more than 1,200 terminals that will deliver voice, data and imagery to warfighters in the field. Each of the satellite communications earth terminals will be outfitted with multiple CPI traveling wave tube amplifiers. This base-plus-four-option-years program could have a potential value of more than $50 million to CPI.

Our medical business included sales of more than 700 x-ray generators for the second year of a major healthcare upgrade initiative in Russia. Next year, we expect to participate in the third year of this initiative.

As we enter fiscal 2008, we are well positioned for continued growth. We intend to remain a profitable, innovative technology company, focused on serving the needs of our customers throughout the world and across a number of industries. We look forward to sharing the results of another successful year with you in fiscal 2008 as we continue to be everywhere you want us to be.

We thank you for your continued support of CPI.

Sincerely,

Joe Caldarelli
Chief Executive Officer

Bob Fickett
President and Chief Operating Officer

Joel Littman
Chief Financial Officer


WE'RE EVERYWHERE YOU WANT US TO BE


we're here...



so you can be diagnosed quickly and safely

X-ray imaging

Radiation therapy for cancer treatment

MRI

PET scans

CT scans

OUR MEDICAL IMAGING PRODUCTS AID IN DIAGNOSING OVER 5 MILLION PATIENTS ANNUALLY IN MORE THAN 50 COUNTRIES.

On a daily basis, CPI's medical products touch the lives of countless people around the world. Through the use of our medical imaging products for diagnostic applications, patients can receive quick and accurate diagnoses. Our power sources and other products for treatment applications help provide patients with powerful, safe and reliable radiation therapy for the treatment of cancer. Our diagnostic and treatment products are used in numerous ways throughout the healthcare system.

X-ray imaging is one of the most commonly performed medical tests. We have a wide selection of products that support diagnostic imaging applications, including products for x-ray imaging, positron emission tomography (PET) scans, computed tomography (CT) scans and magnetic resonance imaging (MRI) systems. In fact, CPI is the largest independent supplier of radiographic and fluoroscopic x-ray generators and related subsystems, and our medical imaging products include state-of-the-art power sources and integrated control systems for medical diagnostic equipment.

Our diagnostic imaging products are installed in more than 9,000 radiographic imaging systems. These systems use x-ray energy to view the body's internal structure and are used to take mobile x-rays, mammograms and chest scans. In addition, we have products installed in more than 5,000 fluoroscopic systems, which are used to view movement inside a patient's body, such as in the cardiovascular and digestive systems.

There are more than 24 million people living with cancer worldwide. Helping in the fight against cancer, CPI's products are installed in more than 2,000 high-energy radiation oncology systems around the world. Our radiation therapy products provide the microwave power to accelerate a beam of energy toward a cancerous tumor in order to destroy it. Our x-ray generators are also used to improve the precision and, therefore, the effectiveness of radiation therapy treatments.

Our medical business has enjoyed double-digit growth over the past several years, as we have continued to provide cost-effective, dependable, high-performance products to treat patients in more than 50 countries. We are committed to enhancing our technology and providing new products, such as our in-development x-ray digital imaging products, that will help more patients in more places be diagnosed and treated quickly and safely.


we're here...
so you can stay informed, anytime, anywhere

Broadcast transmission

Video transmission

Voice transmission

Data transmission

Satellite television

Satellite radio

Satellite news gathering

Mobile satellite services

Military satellite communications

Terrestrial broadcast communications

Over-the-horizon communications

OUR COMMUNICATIONS PRODUCTS HELP BRING HIGH-QUALITY TV & RADIO OGRAMMING TO OVER 500 MILLION PEOPLE IN MORE THAN 150 COUNTRIES.

Our communications products deliver broadcast, video, voice and data transmissions on every continent. CPI's communications products are used worldwide to amplify and transmit signals, enabling users to send information over tens, hundreds or thousands of miles.

In the satellite communications market, ground-based systems use CPI's amplifiers to boost the power of a low-level signal to a much higher power level that will enable analog or digital information to be transmitted hundreds or thousands of miles to an orbiting satellite. We estimate that more than 20,000 of CPI's satellite communications amplifiers have been installed around the world, delivering high-quality television programming to approximately 450 million households worldwide. Our amplifiers play a similar, integral role in satellite radio.

CPI's solid-state amplifiers power small satellite communications terminals that are used to transmit content from remote or temporary sites via satellite. These mobile satellite communications terminals enable news agencies to transmit stories from field locations across the globe.

CPI also offers high-quality, reliable and efficient high-power devices for AM, FM and shortwave radio broadcasting and for VHF and UHF television broadcasting. In addition, CPI's amplifiers are used by over-the-horizon military communication systems to transmit voice, video and data signals for several hundred miles by bouncing the signals off the lowest level of the Earth's atmosphere.

Having historically focused on commercial communications applications, we have expanded our focus to include military communications applications, a growing market. Recently, CPI was selected to be the sole provider of high-power amplifiers for a military satellite communications program that could potentially generate more than $50 million in sales over four years.

In addition to our traditional communications products, we continue to develop and manufacture more powerful, higher-frequency, wider-bandwidth and more efficient communications amplifiers. These new products will enable CPI to remain a leader in emerging commercial and military communications opportunities, and to keep users around the world informed with up-to-date information, regardless of their location or time zone.


we're here...


so he can do his job and return hom safely

Shipboard radar systems

Airborne radar systems

Ground-based radar systems

Missile seekers

Air defense systems

Missile defense systems

Air and ground surveillance

Unmanned aerial vehicle radar systems

Electronic countermeasures

Expendable decoys

Non-lethal, high-power microwave systems / Active Denial Systems

OUR DEFENSE RADAR AND ELECTRONIC COUNTERMEASURE PRODUCTS PPORT SOLDIERS IN EVERY NATO COUNTRY.

Helping to protect allied soldiers is a fundamental part of CPI's business, and our products are critical elements of high-priority U.S. and foreign military programs. Our military radar and electronic countermeasure products help protect planes, ships and ground-based targets from enemy threats, and our military communications products help warfighters send and receive real-time information about field conditions. Our defense products are used by allied militaries around the world.

For more than 50 years, our products have been an integral element of radar systems. CPI's radar products are installed on more than 125 military systems, including search, fire control and tracking systems. Our products generate or amplify the electromagnetic energy pulses that a radar system sends out to locate and identify a target.

CPI's radar products are employed by numerous types of modern military systems. Navies around the world use our products for naval surveillance, navigation, fire control and shipboard defense systems. Military aircraft rely on CPI's radar products for navigation, terrain following, ground mapping, air and ground surveillance and weapons control. "Smart" missiles use CPI's products to help locate and identify their targets independent of external control. Unmanned aerial vehicles use our products to aid in reconnaissance and intelligence gathering activities, sometimes thousands of miles from base. In addition, our new Malibu Division designs, manufactures and integrates advanced antenna systems for radar, radar simulators and communications.

We also provide products that amplify signals from enemy radar or communication systems to enable electronic countermeasure systems to either jam or deceive the threat. Electronic countermeasure systems protect ships, aircraft and high-value land targets against radar-guided weapons. We have delivered more than 100,000 mini helix traveling wave tubes for use in these systems and have installed thousands of products on board electronic countermeasure platforms, in pods that are hung under aircraft wings and in stand-alone decoys.

With our decades of experience and a well-established position in the radar and electronic countermeasure markets, as well as our investment in the growing military communications market, CPI plays a critical role in supporting soldiers around the world, helping them do their jobs and return home safely.


we're here...
so you can get home on time, safe and sound

Air traffic control systems

Air route surveillance

Airport surface detection equipment

Approach control and landing systems

Weather tracking systems

Satellite tracking systems

Cloud-profiling radars

OUR RADAR PRODUCTS FACILITATE THE SAFE TAKE-OFF AND LANDING OVER 50 MILLION FLIGHTS IN THE U.S. EACH YEAR.

CPI's radar products play a significant role in the lives of travelers. More than 90 percent of commercial air traffic control in the United States is handled by ground-based radars that use CPI power devices. These air surveillance radar systems are used to detect and display the position of aircraft in the air and within airports, helping air traffic controllers to safely and efficiently separate aircraft, stay informed about weather conditions and prevent accidents resulting from runway incursions.

Weather surveillance radar systems also rely on CPI's products to locate and identify precipitation, calculate its movement and forecast its future position and intensity. These radar systems deliver information on normal and severe weather patterns, helping airplane pilots avoid turbulence. Our support of air traffic control and weather radar systems helps million of travelers get home safely each year.

CPI's radar products can be found in space, providing new information about clouds in the Earth's atmosphere. Our 94 gigahertz Extended Interaction Klystron (EIK) is the enabling element in the cloud-profiling radar used by NASA's CloudSat, an Earth Observation satellite. Our EIK amplifies low-power radar signals and converts them to high-power radar pulses, which are transmitted into the Earth's atmosphere. CloudSat then measures the signal reflected from clouds in the atmosphere to build a three-dimensional profile of those clouds. Launched in April 2006, CloudSat has made more than 5,000 orbits around the Earth, has snapped more than 160 million vertical profiles of clouds and has distributed more than six terabytes of data to the international science community, which is using the data to help improve long-term weather forecasting and climate modeling, as well as to gain insights into the global water cycle.

In a separate but related project, CPI's EIK is undergoing qualification testing for the Earth Clouds, Aerosols and Radiation Explorer (EarthCARE) satellite, a joint mission between European and Japanese space agencies. EarthCARE, expected to launch in 2013, will examine the interaction between the processes that play a role in climate regulation. Using CPI's radar products, EarthCARE will acquire previously unattainable information about aerosols, clouds and radiant energy at the top of the atmosphere to improve climate modeling and weather forecasting.

CORPORATE INFORMATION

Executive Officers

O. Joe Caldarelli
Chief Executive Officer and
President, Communications &
Medical Products Division

Robert A. Fickett
President and Chief Operating Officer and
President, Microwave Power Products
Division

Joel A. Littman
Chief Financial Officer, Secretary and
Treasurer

John R. Beighley
Vice President, Sales

Don C. Coleman
Vice President and
President, Beverly Microwave Division

Andrew E. Tafler
Vice President and
President, Satcom Division

Board of Directors

Michael Targoff
Chairman
Chief Executive Officer and Vice Chairman,
Loral Space & Communications Inc.

O. Joe Caldarelli
Director
Chief Executive Officer, CPI International, Inc.

Michael F. Finley
Director
Managing Director, The Cypress Group

Jeffrey P. Hughes
Director
Vice Chairman, The Cypress Group

Stephen R. Larson
Director
Vice President, Esterline Technologies
Corporation

William P. Rutledge
Director

Corporate Counsel

Irell & Manella LLP
Los Angeles and Newport Beach, CA

Independent Auditors

KPMG LLP
Mountain View, CA

Transfer Agent and Registrar

BNY Mellon Shareowner Services
Investor Services Department
P.O. Box 11258
New York, NY 10286
(800) 524-4458
http://www.stockbny.com

Corporate Headquarters

CPI International, Inc.
811 Hansen Way
Palo Alto, CA 94303
(650) 846-2900
http://www.cpii.com

Stock Listing

CPI International, Inc.'s common stock is listed on The Nasdaq Stock Market under the symbol CPII.

Stockholder Inquiries

Inquiries and requests for information should be directed to:

Investor Relations
CPI International, Inc.
811 Hansen Way
Palo Alto, CA 94303
(650) 846-2900
investor.relations@cpii.com
http://investor.cpii.com

SEC Form 10-K

A copy of CPI International, Inc.'s Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Investor Relations or by visiting http://investor.cpii.com.

Annual Meeting

The annual meeting of stockholders will be held at 9:00 a.m. on Tuesday, February 26, 2008 at The Westin San Francisco Airport, One Old Bayshore Highway, Millbrae, CA 94030.

CPI

NASDAQ
GLOBAL SELECT


CPI
WE'RE EVERYWHERE.

Design Hane Chow, Inc., Oakland, CA **Photography** Inside Front Cover: Kenneth Probst, San Francisco, CA | Page 3: *Active Denial System*, 2nd Lt. Joy E. Crabaugh, U.S. Marines; *Predator*, Tech. Sgt. Kevin J. Gruenwald, U.S. Air Force; *Three Arleigh Burke-Class Guided-Missile Destroyers*, Chief Photographer's Mate Todd P. Cichonowicz, U.S. Navy



CPI

CPI International, Inc. 811 Hansen Way, Palo Alto, CA 94303 (650) 846-2900 http://www.cpii.com

END